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                       ORIGEN RESIDENTIAL SECURITIES, INC.
                      27777 South Franklin Road, Suite 1700
                           Southfield, Michigan 48034

                                  July 20, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561
Attention:  Joshua Ravitz

Re:         Origen Residential Securities, Inc.
            Registration Statement on Form S-3
            File No. 333-117573

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Origen Residential Securities, Inc. (the "Company") hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3, as amended, to 4:00 p.m. on July 21, 2006, or as soon thereafter as practicable.

In connection with this request for effectiveness, the Company acknowledges the following:

         (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            ORIGEN RESIDENTIAL SECURITIES, INC.

                                            By:  /s/ Mark Landschulz
                                               ---------------------------------
                                            Name:  Mark Landschulz
                                            Title: Executive Vice President

cc:      Thomas Y. Hiner, Esq.